SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 18, 2006

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated December 18, 2006 announcing its joint venture with China Mengniu Dairy Company Limited.

Paris, December 18, 2006

Groupe DANONE and Mengniu establish Joint Venture in China

Groupe DANONE and China Mengniu Dairy Company Limited today announced the signing of a joint venture agreement to cooperate in the production and distribution of fresh dairy products in China.

The joint venture will combine Mengniu’s position as China’s market leader in dairy products and Groupe DANONE’s technology and marketing know-how to bring high quality dairy products to Chinese consumers and will contribute to improve the Chinese dairy industry.

According to the agreement Mengniu will hold 51% of the stake of the joint venture and Groupe DANONE 49%.

With a low per-capita consumption, the Chinese market for dairy products still has considerable room for growth.

About China Mengniu Dairy Company Limited

Inner Mongolia Mengniu Milk Industry (Group) Co., Ltd is the market leader in milk production in China. Established in 1999, today it has 20 plants in 15 provinces in China. It has developed liquid milk, ice cream, milk powder and milk tablets. With around 1 billion euros of total sales and an increase of 50% in 2005, Mengniu is listed in Hong Kong.

About Groupe DANONE

With around EUR 13 billion of total sales in 2005, Groupe DANONE is the world leader in fresh dairy products and bottled water (in volume terms), and no. 2 in the biscuit market worldwide. In Asia, the group posted sales of more than EUR 2.2 billion with strong positions in the water market (no.1 in bottled water in China and Indonesia) and the biscuit market (leader in Malaysia, India and China, no.2 in Indonesia). Entered China’s market in 1987, the group posted sales of around EUR 1.2 billion in China.

For further information :

Corporate Communication : 33 1 44 35 20 75 – Investors Communication : 33 1 44 35 20 76

Groupe DANONE : 15, rue du Helder 75439 Paris Cedex 09 – Fax 33 1 45 35 24 80

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: December 18, 2006	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer